INVESTMENT TERMS

You will be investing in "Grasslands Game Shares," which track the economic performance of the game Psychonauts 2. Grasslands Game Shares are tracking preferred stock issued by Fig Publishing Inc., which will co-publish Psychonauts 2 with Double Fine Productions.

How do I make money?

Good question! Below is an approximation on how the investment will perform for every $500 invested*:

1. $2.50 for every $68,376 in adjusted gross receipts until $13.33M; and
2. After that, $1 for every $68,376 in adjusted gross receipts.

We integrated these business terms into a calculator so you can make your own projections on how well you think the game will perform. There are some small print exceptions, which we tried to keep to a minimum of course, and those are described below.



PSYCHONAUTS
BRÜTAL LEGEND
0
UNITS SOLD
4M
INVESTOR BREAKEVEN

Invested:	$500
Units Sold:	693,638
Avg Wholesale:	$21.00
Est. Deductions:	2.60%
Adj. Gross:	$14,188,036
Return:	$500

Feel free to change the numbers above to match your expectations. Think it's going to

INVEST IN GAME SHARES FOR PSYCHONAUTS 2

By Double Fine Productions

ANTICIPATED RELEASE: Summer 2018
PLATFORMS:
VIEW THE CAMPAIGN

Psychonauts is a much beloved platformer from acclaimed developers Double Fine Productions and industry legend Tim Schafer. It's finally time to make a sequel!

"Anyone who doesn't fall for the unique characters, hilarious dialogue and brilliantly conceived environments of Psychonauts has no soul."

EGM

"Arguably the best epic platformer since the Rare / Miyamoto days of N64."

PLAY MAGAZINE